FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

9th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Other Material Matters of Management

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date:	May 29, 2009	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item 1.

Other Material Matters of Management

1.Purpose of Submit	Amendment of Online Game Publishing Agreement with Red5 Studios, Inc.
2.Material Issues
Before Amendment of Contract
Content	1. Subject of Contract	Red 5Studio
	2. Name of Game	T-Project (tentative name)
	3. Contract Period	5 years after commercialization
	4. Service Area	Worldwide (including online and package)
	5. Terms of Contract	(1) Pay 20% of online revenue and 20% of package revenue to Red5 Studios, Inc. (2) Support development costs in the form of pre-paid royalty during the development period
	6. Other	- Regarding any and all confidential contract with Red 5 Studio, detail information will not be opened to the public
After Amendment of Contract
Content	1. Subject of Contract	Red 5Studio
	2. Name of Game	T-Project (tentative name)
	3. Contract Period	5 years after commercialization
	4. Service Area	Change (Refer to the Terms of Contract)
5. Terms of Contract
(1)United States and Europe
: Red 5 Studio will have right to publish the Game in the United States and Europe
: Pay 15% of revenue for 3 years and after that 10% of revenue for 2 years to Webzen.
(2)Other Countries
(Such countries other than those in the US or Europe)
:Webzen will have a Publishing Right in all of the countries throughout the world other than those in the US or Europe
: Pay 50% of revenue for 5 years to Red 5 Studio
: Webzen is excused from having to make any additional development payment to Red 5 Studio

6. Other
(1) Regarding any and all confidential contract with Red 5 Studio, detail information will not be opened  to the public
(2) We signed Amendment of Contract that we can minimize the marketing expense and developing cost and reduce the risk from the new title.

3.Decision(Confirm) Date	05/28/2009
4.Other